FILING PURSUANT TO RULE 425

Filed by Washington Group International, Inc..
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company:  Washington Group International, Inc.
Commission File No. 001-12054

Date:  May 29, 2007

The following was used in connection with communications with customers of the Company:

Customer Talking Points

Your company is performing well as an independent company. Why do this now?

The company is strong and is performing very well. This combination is about creating a diversified “single-source” engineering, construction and management company that will be one of the few firms capable of meeting the rapid increase in demand for fully-integrated E&C providers that can deliver a complete range of project services. Leveraging the increased scale and resources of the combined company, including URS’s significant design expertise and resources, will further support Washington Group International in pursuing new opportunities.

They seem to be a consulting company…how does that fit with our EPC and Management business?

The businesses are complementary.  They are a leading design firm with services ranging from land use planning to environmental impact assessments and permitting to architectural and engineering design for infrastructure projects.  The firm also provides a variety of services to the DoD, including providing operations and maintenance services for military equipment, assisting in the development of weapons systems and training of military professionals in the defense area. With their services and customer relationships complementing ours, the opportunities before us and our ability to provide a full spectrum of services to our customers are even greater.

Tell me more about how the merger would benefit our business initiatives/our customers?

General

 -Strong architectural design and planning capabilities (which we typically provide as ancillary services). Services-based emphasis complements our project focus, expanding our offering to clients.

-Increases our infrastructure capabilities and complements our existing business in key growth areas, such as the power and federal markets.

-More operational capability with double the resources, additional partners and greater purchasing power. Washington Group has 25,000 employees and URS has 29,500 employees.

-Broader geographic reach. URS has more than 300 offices across the United States and nearly 100 offices in major cities in the Americas, Europe, Australia, and Asia; this provides “local” presence and services. We have major technical resource centers in the United States and abroad for cross-market utilization, and we have hundreds of projects in 40 countries — from China to Qatar. Together we have offices and/or projects in 50 countries.

- Expanded customer base and customer relationships provide opportunities for growth, offering each side’s customers an even stronger portfolio of services and resources

-Successful histories of acquisitions to diversify services and capabilities

- We will have a lower risk profile with expanded services, clients, target industries, and project portfolios.

Infrastructure

-Combination represents a significant expansion to our current service offering, and makes us an even stronger player in infrastructure E&C.

-Addition of the No. 2 surface transportation design and engineering firm in our industry, focusing on highways, bridges, major interchanges and transit systems.

-Reentry to the airports business through a variety of services traditionally outside our scope including architectural design for terminals, hangars, and cargo buildings and airport program management and  master planning services

-Complementary capabilities that will reinvigorate our water resources business including a full range of planning, design, and program and construction management across the water and wastewater industry (ENR ranked URS No. 6 in water-related design, No. 7 in sewer/waste design.) This includes wastewater treatment plants, sewer systems, water supply and distribution systems, and dams and reservoirs.

-Addition of building architectural design, engineering, and construction management to expand our vertical construction capabilities (URS is ranked no. 2 in general building design by ENR). Its core capabilities include educational buildings (K-12 and universities/colleges), healthcare facilities, commercial buildings, and general government buildings such as courthouses.

- Local access and relationships for state and local clients through more than 300 offices in the U.S.

Defense

-More than 1/3 of URS’s business is for defense-related services, with customers across all branches of the military. This greatly enhances our access and client contacts. Significant work (20%) is with the U.S. Army Corps of Engineers.

- Broad set of services complement our own. URS provides environmental services, architectural services, systems capabilities, technical services, O&M, flight training and program and construction management.

-The EG&G Division provides systems capability that we have previously sourced through partnering.

-In the emergency preparedness and response area, strong presence as FEMA contractor, while first responder training and emergency strategy development could serve as a niche for entering a sector we have not served in our recent history

E&E

-URS is ranked No. 1 in hazardous waste and No. 5 in environmental work in ENR’s most recent rankings. Their environmental clients encompass commercial and industrial companies, state and local governments, as well as the federal government, which would expand our client base (which is almost exclusively federal). Services would also be expanded with environmental impact assessments, regulatory compliance, environmental monitoring and modeling, and other front-end or consulting services. It is important to note that the EG&G Division has a long history of providing services to the DOE.

Mining

-Although we are one of only three E&C firms offering contract mining along with engineering, construction, and reclamation services, the combination would add mine design, development, and general consulting, including environmental services.

I/P

-While we are the world’s leading facility management provider to industrial clients, the combination would build on our industrial environmental management and remediation services and industrial wastewater management.

-Gas and liquid pipelines and gas storage facility capabilities will create a base for expanding the services we currently provide within the oil and gas cycle.

- Like us, URS has built an extensive industrial client base — including more than half of the Fortune 500 — through long-term Master Service Agreements.

Power

-Our strong presence in the power sector is further enhanced by additional engineering resources and the expansion of our front-end and consulting services, including environmental impact assessments, and power plant and transmission line siting and permitting.

-Expansion in renewables, with environmental impact assessment, permitting, siting, engineering, and construction management services for wind and solar projects.

- URS has an alliance with Mitsubishi Heavy Industries to retrofit coal-fired power plants with FGD scrubbers and a strong process engineering capability.

Bigger companies are typically more bureaucratic….will it be harder to do business with this large company?

No. This combination offers exciting and unique opportunities and URS is clearly intent on making sure the transition goes smoothly to assure we are able to capitalize on those opportunities.  We will operate as a division.  Post-closing, we are excited about leveraging URS’s customer relationships and capabilities to accelerate our growth.

Dear (Customer/Partner):

I am very pleased to inform you that Washington Group International and URS Corporation have announced that we have signed a definitive agreement to combine our two companies. This transaction will bring together two world-class organizations to create a new “single source” global resource in the E&C industry. The press release announcing our agreement is attached for your information.

The combination of Washington Group and URS is an ideal, natural business fit. Our two companies have complementary business lines, highly compatible cultures, similar management philosophies and a commitment to operational excellence. Our combined capabilities and work force of more than 54,000 talented people worldwide will result in a fully integrated global company able to serve the entire E&C project delivery chain—from initial planning, engineering and construction to operations management.

Our customers are of the utmost importance to us, and we want to assure you that we remain committed to continuing to build on our relationships and to providing the best service in the industry. There will be no disruption in how we serve you now, and after the merger Washington Group will operate as a division of URS. We will continue to move forward with investments and strategic initiatives to ensure we are the world’s top-performing—and your preferred—engineering, construction and management provider.

The transaction, which is subject to certain shareholder approvals and other customary closing conditions, is expected to close in the second half of 2007.  Until then, we will continue to operate as independent companies. We will keep you updated on our progress. In the meantime, feel free to call me at _______________if you have any questions.

We appreciate your continued support and look forward to maintaining and developing our relationship with you well into the future.

Additional Information and Where to Find It
In connection with the proposed transaction, URS and Washington Group will be filing documents with the Securities and Exchange Commission (the “SEC”), including the filing by URS of a registration statement on Form S-4, and URS and Washington Group intend to file a related preliminary and definitive joint proxy statement/prospectus.  Investors and security holders are urged to read the registration statement on Form S-4 and the related preliminary and definitive joint proxy/prospectus when they become available because they will contain important information about the proposed transaction.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970.  Investors and security holders may obtain free copies of the documents filed with the SEC by Washington Group by contacting Washington Group Investor Relations at 866-964-4636.  In addition, you may also find information about the merger transaction at www.urs-wng.com.

URS, Washington Group and their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of URS and Washington Group in connection with the proposed transaction.  Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the joint proxy statement/prospectus of URS and Washington Group described above.  Additional information regarding the directors and executive officers of URS is also included in URS’ proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 18, 2007.  Additional information regarding the directors and executive officers of Washington Group is also included in Washington Group’s proxy statement for its 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2007, as amended.  These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at URS and Washington Group as described above.